October 17, 2014

VIA EDGAR TRANSMISSION

Chief, Office of Information Technology, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Cushing MLP Total Return Fund CIK: 0001400897 Accession Number: 0000894189-14-004959

Dear Sir or Madam:

This is a request to delete the Tender Offer Statement by Issuer (SC TO-I) filed under Cushing MLP Total Return Fund, CIK Number 0001400897; Accession Number: 0000894189-14-004959 from the U.S. Securities Exchange Commission EDGAR website.

On October 16, 2014, the filing mentioned above was filed under the incorrect CIK Number.  The CIK Number for Cushing MLP Total Return Fund was included on the filing by mistake.  A correct filing was made October 17, 2014 for Cushing MLP Infrastructure Fund, CIK Number: 0001498753; Accession Number: 0000894189-14-004980.

Please delete the first filing made on October 16, 2014.  If you have any questions, concerning the foregoing, please contact the undersigned at (414) 765-6609.

Sincerely,

/s/ Jeanine M. Bajczyk
SVP and Managing Counsel
U.S. Bancorp Fund Services, LLC